Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

December 24, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Completes Acquisition of Caballo Blanco Gold Project

Vancouver, BC - Timmins Gold Corp.(TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to announce that pursuant to the terms of an Asset Purchase Agreement (the "Agreement") previously announced on December 18, 2014, with Goldgroup Mining Inc. (TSX: GGA) (“Goldgroup”) Timmins Gold has completed the purchase of 100% of the Caballo Blanco Gold Project, a gold development project in Veracruz State, Mexico ("Caballo Blanco"). Caballo Blanco is now a wholly owned asset of Timmins Gold Corp’s Mexican subsidiary.

Mr. Bruce Bragagnolo, CEO of Timmins Gold, stated, "The acquisition of Caballo Blanco accomplishes our strategic goal of adding a highly prospective gold mining project at an attractive valuation in Mexico, a very familiar, well-established and low-risk mining jurisdiction."

"We believe Caballo Blanco is an extremely promising project, even at current gold prices, and we look forward to optimizing the current PEA mine plan while continuing to execute our growth objectives."

Under the terms of the Agreement, Timmins Gold has acquired Caballo Blanco for consideration of US$10 million in cash plus the issuance of 16,065,000 Timmins Gold shares. These shares are subject to a 4 month hold period expiring April 24, 2015. Timmins Gold has also agreed to pay to Goldgroup a contingent payment of an additional US$5 million when Caballo Blanco receives approval for its Environmental Impact Statement or Timmins Gold undergoes a change of control. The additional payment, if made, can be paid at Timmins Gold’s option in cash or Timmins Gold shares

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 at a cash cost of $800 per ounce.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, the acquisition of Caballo Blanco, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to construction of a mine at Caballo Blanco, production, exploration drilling, reserves and resources, exploitation activities, costs and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

The Company’s ability to execute on its goals for Caballo Blanco is dependent upon successfully obtaining the permits which have been applied for but have not yet been received.